

FEBRUARY 17, 2022 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES TRANSFORMS HOD MADEN INTEREST INTO FLAGSHIP GOLD STREAM THROUGH CREATION OF STRATEGIC MINING PARTNER

DESIGNATED NEWS RELEASE

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to announce that it has signed a letter of intent (the "LOI") with Royalty North Partners Ltd. ("Royalty North" or "RNP") (TSX.V: RNP) whereby RNP will acquire certain non-royalty and non-stream assets from Sandstorm, including the Company's 30% equity interest in the Hod Maden project. In exchange, Sandstorm will receive a flagship US$200 million gold stream on the Hod Maden project, together with equity and debt consideration outlined below.

The transaction will be a "Reverse Takeover" of Royalty North (the "RTO" or the "Transaction") under the policies of the TSX Venture Exchange (the "TSX-V"). Upon completion of the RTO, Royalty North will change its name to Horizon Copper Corp. or such other name as may be determined. Any following references to the "Resulting Issuer" or "Horizon Copper" are to Royalty North after the closing of the RTO.

REPOSITIONING SANDSTORM AS A PURE-PLAY STREAMING AND ROYALTY COMPANY

"*Streamline* is a key theme for Sandstorm this year," commented Nolan Watson, Sandstorm's President & CEO. "Our desire is for Sandstorm to be a royalty and streaming company exclusively while ensuring the Company achieves industry-leading growth. The transformation of the Company's interest in Hod Maden into a gold stream is integral to our corporate strategy of unlocking hidden value in Sandstorm's portfolio."

Through the proposed Transaction, Sandstorm takes the first step in repositioning itself as a pure-play precious metals streaming and royalty company, while still retaining long-term exposure to the robust economics and potential growth of Hod Maden. Additionally, the creation of Horizon Copper offers Sandstorm a strategic partner, allowing the Company to collaborate on larger, more accretive deals across the mining industry.

STRATEGIC PARTNERSHIP TO DRIVE ADDITIONAL VALUE FOR STAKEHOLDERS

Horizon Copper will become a strategic partner to Sandstorm that will allow both companies to collaborate on future acquisitions. Horizon Copper's business intent is to actively grow its existing portfolio of assets, with a focus on copper projects. The two companies may partner together whereby Sandstorm purchases streams on the precious metal by-products from the copper project acquisitions made by Horizon Copper.

"The launch of Horizon Copper is an elegant solution that maintains excellent exposure to the upside at Hod Maden, while also opening new doors for creating value for both entities," said Mr. Watson. "I am excited as Sandstorm moves forward as a pure-play streaming and royalty company with a partnership that can help us acquire precious metal by-product streams on high-quality copper assets."

TRANSACTION TERMS & DETAILS

Under the terms of the LOI, Sandstorm will sell RNP its 30% stake in Hod Maden, transfer its approximate 25% stake in shares of Entrée Resources Ltd. ("ETG" or "Entrée"), and contribute US$10 million in cash. As consideration, Sandstorm will retain a US$200 million gold stream on Hod Maden, will be issued common shares of Horizon Copper which will result in an approximate 34% equity interest[1] in the Resulting Issuer, and enter into a US$95 million debenture with the Resulting Issuer.

The Transaction is currently expected to close in the second half of 2022.

US$200 Million Hod Maden Gold Stream

Concurrent with the Transaction closing, Horizon Copper will issue Sandstorm a US$200 million gold stream on the Hod Maden project (the "Stream"). Under the terms of the Stream, Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the "Delivery Threshold"). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

Equity Position and Debenture

Upon closing of the RTO, Sandstorm will also be issued a US$95 million debenture (the "Debenture") and approximately 34% of the outstanding common shares of Horizon Copper[1].

The Debenture is expected to bear an interest rate of LIBOR plus 2% over a 10-year term. Principal repayments would begin once Horizon Copper begins receiving cash flows from its 30% interest in the Hod Maden project. Prepayment of the Debenture can occur at any time prior to maturity without penalty. Under the terms of the Debenture, certain additional principal amounts may be made available under limited circumstances.

Updated Long-Term Production Guidance

Sandstorm's attributable gold equivalent production is expected to be 65,000–70,000 ounces in 2022. Subject to the closing of the Transaction, the Company is forecasting over 100,000 gold equivalent ounces in 2025.

Resulting Issuer: Horizon Copper

The following is an overview of the Resulting Issuer following completion of the Transaction:

- **Hod Maden Interest**: A 30% net profits interest in the Hod Maden project. Horizon Copper will be responsible for 30% of the initial capital expenditure, which is expected to be fully funded based on a closing cash balance of US$33 million[2] and the initial capital expenditure outlined in the 2021 Hod Maden Feasibility Study[3].

- **Entrée Resources Equity**: Approximately 25% stake in shares of Entrée (49,672,515 common shares of ETG). Entrée has a 20% joint venture interest on a portion of the Oyu Tolgoi project in Mongolia. Sandstorm will retain its stream interest on the project.

- **Financial Position**: As at October 18, 2021, RNP had a cash balance of approximately C$4.4M and no debt. Under the terms of the LOI, RNP will undertake a non-brokered concurrent subscription receipt financing to raise US$15 to US$20 million (the

"Financing"). Together with the US$10 million to be contributed by Sandstorm, Horizon Copper is expected to have approximately US$33 million in cash on closing of the RTO[2].

Following completion of the RTO and the Financing, Horizon Copper is expected to be owned approximately (i) 34% by Sandstorm, (ii) 47% by the participants in the Financing, and (iii) 19% by the current shareholders of RNP[1].

RTO PROCESS & NEXT STEPS

The Transaction is currently expected to close in the second half of 2022 and is subject to a number of conditions, including, but not limited to, execution of definitive agreements, TSX-V acceptance, and disinterested RNP shareholder approval. The RTO cannot close until the required shareholder approval is obtained.

The full particulars of the RTO, the transferred assets, and the Resulting Issuer will be described in an information circular to be prepared in accordance with the policies of the TSX-V. A copy of the information circular, will be available electronically on SEDAR (www.sedar.com) under RNP's issuer profile in due course.

RNP is issuing its own news release concurrently with this news release announcing the Transaction which contains certain required disclosures under the policies of the TSX-V.

WEBCAST & CONFERENCE CALL DETAILS

A conference call will be held on Friday, February 18, 2022 starting at 8:30am PST to further discuss the Transaction and the Company's fourth quarter and annual results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688
North American Toll-Free: (+1) 888-390-0546
Conference ID: 16995658
Webcast URL: **https://bit.ly/3AIH99g**



Notes

1. Expected pro forma basic shares upon closing of the Transaction. Ownership percentages assume the Financing is completed at the high end of the stated range.
2. Cash balance on closing of the RTO assumes the Financing is completed at the high end of the stated range.
3. Based on Sandstorm and Lidya Madencilik Sanayi ve Ticaret A.S.'s current plan to debt finance approximately 65% of the project capital. See Sandstorm press release dated November 24, 2021 for results from the Hod Maden Feasibility Study.

QP
Qualified Person

Keith Laskowski (MSc), Sandstorm's Vice President, Geology is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the scientific and technical information in this press release.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

NOLAN WATSON
PRESIDENT & CEO

604 689 0234

KIM BERGEN
CAPITAL MARKETS

604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 230 royalties, of which 29 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure and information contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC. Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replaced the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements in this press release include, but are not limited to, the expectation that the RTO will be completed in the second half of 2022, the definitive agreements will be executed, the TSX-V will accept the terms of the RTO, and RNP shareholders will vote and approve of the Transaction; Sandstorm's desire to be a royalty and streaming company exclusively, while ensuring the Company achieves industry-leading growth; the transformation of the Company's interest in Hod Maden into a gold stream being integral to the Company's corporate strategy of unlocking hidden value in Sandstorm's portfolio; Sandstorm repositioning itself as a pure-play precious metals streaming and royalty company, while still retaining long-term exposure to the robust economics and potential growth of Hod Maden; the creation of Horizon Copper offering Sandstorm a strategic partner allowing the Company to collaborate on larger, more accretive deals across the mining industry; the launch of Horizon Copper being an elegant solution that maintains excellent exposure to the upside at Hod Maden, while also opening new doors for creating value for both entities; and the updated long-term production guidance, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2021 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 30, 2021 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.